Exhibit 1
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For Immediate Release                                              16 April 2007


                              WPP GROUP PLC ("WPP")

             WPP acquires stake in VideoEgg, US-based specialists in
                    video advertising for online communities


WPP  announces   that  it  has  acquired  a  minority  stake  in  VideoEgg  Inc.
("VideoEgg"), a company that specialises in video solution and video advertising for online communities.

Founded in 2005, VideoEgg is based in San Francisco and employs 53 people. Clients include Unilever, Dell, NBC, Nestle and Universal.

The gross assets acquired at the date of investment were US$3.5million.

This investment further strengthens WPP's capabilities in digital media as VideoEgg sits at the nexus of three important trends that are radically impacting our industry - online-video, user generated content and social networking. It follows recent investments by WPP in LiveWorld and Visible Technologies.


Contact:
Feona McEwan, WPP                                          T +44 (0)20 7408 2204
www.wpp.com
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